Exhibit (a)(1)(xxiv)

Excerpt from Q&A provided to Skype employees on September 1, 2009

17.	Can I still participate in the eBay Stock Option Exchange Program? What will happen to my eligible options and new RSUs if the sale of Skype is completed?

Our agreement to sell Skype raises important matters for you to consider in making a decision whether or not to participate in eBay’s Stock Option Exchange Program. Here are some things you should consider in evaluating whether or not to participate in the Stock Option Exchange Program.

As we have announced, we expect that the sale of Skype will close during the fourth quarter of 2009. If the sale of Skype is completed, as of the closing date of the sale you will no longer be an employee of eBay Inc. or one of its majority-owned subsidiaries. If you participate in the Stock Option Exchange Program and exchange your eligible options for new RSUs, you must be an employee of eBay Inc. or one of its majority-owned subsidiaries on the vesting date of the RSUs in order for the RSUs to vest. If your RSUs do not vest, you will not receive shares of eBay common stock under your new RSUs. The earliest vesting date for any new RSUs received in the Stock Option Exchange Program will be the first anniversary of the completion date (i.e., in September 2010).

As a Skype employee, if you decide not to exchange eligible options through the Stock Option Exchange Program, you generally will have three months or 90 days from the completion of the sale of Skype to exercise any vested options. Your vested options will only have value if eBay’s stock price is higher than the exercise price during the period in which you are eligible to exercise your vested options. Unvested options will expire upon completion of the sale.

Only you can decide whether or not to participate in the Stock Option Exchange Program.